EXHIBIT 99.2

CIBC World Markets
                                                         CIBC WORLD MARKETS PLC
                                                                 Cottons Centre
                                                                   Cottons Lane
                                                         London England SE1 2QL
                                                          Tel: 44(0)20 72346000
                                                          Fax: 44(0)20 74074127


To:        Telewest Communications Networks Limited ("TCN")
           (on behalf of itself and the other TCN Entities) and to Telewest Communications plc
           160 Great Portland Street
           London W1N 5QA

           Attention: Charles Burdick

                                                             2 January 2002


Dear Sirs,

LOAN AGREEMENT (THE "LOAN AGREEMENT") DATED 16 MARCH 2001 MADE BETWEEN TCN AS FACILITY A BORROWER (1), TCN AS FACILITY B BORROWER (2), TCN AS FACILITY C BORROWER (3), TCN AND TELEWEST FINANCE CORPORATION AS FACILITY D BORROWERS (4), THE SUBSIDIARIES OF TCN SET OUT IN PART A OF SCHEDULE 1, THERETO (5), THE ASSOCIATED PARTNERSHIPS OF TCN SET OUT IN PART C OF SCHEDULE 1 THERETO (6), BNY MARKETS LIMITED, CIBC WORLD MARKETS PLC, TD BANK EUROPE LIMITED, BARCLAYS CAPITAL, BAYERISCHE HYPO-UND VEREINSBANK AG, CREDIT SUISSE FIRST BOSTON, DEUTSCHE BANK AG LONDON, THE FUJI BANK, LIMITED, J.P. MORGAN PLC, THE ROYAL BANK OF SCOTLAND PLC, SALOMON BROTHERS INTERNATIONAL LIMITED, WESTDEUTSCHE LANDESBANK GIROZENTRALE, FORTIS BANK S.A./N.V. AND BANK OF AMERICA INTERNATIONAL LIMITED AS LEAD ARRANGERS (7), CERTAIN BANKS AND FINANCIAL INSTITUTIONS DESCRIBED THEREIN AS LENDERS (8), CIBC WORLD MARKETS PLC AND CANADIAN IMPERIAL BANK OF COMMERCE AS AGENTS (9) AND CIBC WORLD MARKETS PLC AS SECURITY TRUSTEE (10).

1 INTRODUCTION AND DEFINITIONS: We refer to the Loan Agreement. You have requested the waivers to the terms of the Loan Agreement set out in paragraph 2 below.

           Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter. Clauses 1.3 and 1.4 of the Loan Agreement shall be deemed to be incorporated in this letter in full, mutatis mutandis, save that in this letter, references to clauses are, unless otherwise specified, references to clauses of the Loan Agreement.

           In this letter:

           "EFFECTIVE DATE" means the date on which the Agent receives the documents and evidence specified in schedule 2 hereto in form and substance reasonably satisfactory to it;

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           "EUROBELL TRANSFER" means the transfer of all of the shares in the capital of Eurobell Holdings Plc from Telewest Communications plc to TCN and from TCN to Telewest Limited in consideration for the creation of inter-company loans repayable by Telewest Limited to TCN and by TCN to Telewest Communications plc;

           "EUROBELL GROUP" means each of the companies listed in schedule 1 hereto.

2          WAIVERS

           (A)        TRANSFER OF EUROBELL HOLDINGS PLC TO TELEWEST LIMITED

                      (I) Clause 12.1.8 (Acquisitions) in respect of the Eurobell Transfer.

                      (II) Clause 12.1.12 (Restricted Payments) in respect of the creation of the inter-company loan from TCN to Telewest Communications plc referred to in the definition of Eurobell Transfer.

           (B)        TCN GROUP CASH PAYING DEBT INTEREST COVER

                      Clause 13.1.3 (TCN Group Cash Paying Debt Interest Cover) in respect of each Quarter Day falling within the period from 1 April 2003 to (and including) 31 December 2004, provided that the relevant ratio on each Quarter Day falling within that period is not less than the ratio in column (2) below set against the relevant Quarter Day in column (1) below:

                                (1)                          (2)
                            QUARTER DAY                     RATIO

                           30 June 2003                      1:1

                         30 September 2003                  1.1:1

                         31 December 2003                  1.25:1

                           31 March 2004                   1.35:1

                           30 June 2004                    1.50:1

                         30 September 2004                 1.50:1

                         31 December 2004                  1.75:1


           (C)        SERVICES TO RESTRICTED PERSONS

                      Clause 12.1.13 (Services to Restricted Persons) in respect of any arrangements coming into effect after the date of the Loan Agreement provided that they are on bona fide arms length commercial terms.


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
3 WAIVER OF PROVISIONS OF THE LOAN AGREEMENT: As Agent, for and on behalf of the Lenders pursuant to clause 19.2 (Amendments to this Agreement), we hereby give you notice that the clauses listed in paragraph 2 above are, subject to and in accordance with the terms of this letter, waived in respect of the matters listed in the relevant sub-paragraph of paragraph 2 above (the "WAIVER") with effect from the Effective Date.

4 ACKNOWLEDGEMENT: By their acceptance of the terms and conditions of this letter TCN (on behalf of itself and each other TCN Entity) and Telewest each acknowledges and agrees that the Waiver extends only to the matters referred to in paragraph 2 above and does not constitute a waiver of any provision of the Loan Agreement or the Security Documents.

5          MISCELLANEOUS

           (A) CONFIRMATIONS: By their acceptance of the terms and conditions of this letter: (1) TCN (a) on behalf of itself and each other TCN Entity represents and warrants to each of the Finance Parties in terms of the representations and warranties set out in clauses 10.1.1 to 10.1.6 (inclusive) and 10.2.2, but as if references therein to the Loan Agreement and/or the Security Documents were to this letter, both on the date of this letter and on the Effective Date and (b) agrees to reimburse the Agent and the Security Trustee within 30 days of demand for all reasonable costs and expenses (including reasonable legal fees) incurred by it in connection with the negotiation, preparation and execution of this letter, together with any VAT thereon; and (2) TCN (on behalf of itself and each other TCN Entity) and Telewest confirm that (save as set out in this letter) the obligations of the TCN Entities and Telewest under the Loan Agreement and the Security Documents to which they are a party remain in full force and effect notwithstanding the waivers of and the amendments to the Loan Agreement pursuant to this letter.

           (B) AMENDMENTS AND WAIVERS: Subject to the terms of the Loan Agreement and the Intercreditor Deed, any provisions of this letter may be amended or waived by written agreement between TCN (on behalf of itself and the other TCN Entities,) Telewest and the Agent and Security Trustee (each acting on the instructions of the Majority Lenders).

           (C) PARTIAL INVALIDITY: The illegality, invalidity or unenforceability of any provision of this letter under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor shall it affect the legality, validity or enforceability of any other provision.

           (D) FINANCE DOCUMENTS: This letter is a Finance Document for the purposes of the Loan Agreement.

           (E) COUNTERPARTS: This letter may be signed in any number of counterparts, all of which taken together and when delivered to the Agents constitute one and the same instrument. Any party may enter into this letter by signing any such counterpart.

           (F) GOVERNING LAW AND JURISDICTION: Clause 21 (Governing Law and Jurisdiction) of the Loan Agreement shall apply, mutatis mutandis, to this letter as it applies to the Loan Agreement.


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Please sign and return the attached copy of this letter to signify your acceptance, and the acceptance of those on whose behalf you are entering into this letter of its terms and conditions.



CIBC WORLD MARKETS PLC
As Agent on behalf of the Lenders
pursuant to clause 19.2 of the Loan Agreement and as Security Trustee on behalf of the Beneficiaries pursuant to clause 21.1 of the Intercreditor Deed




By: /S/ signed

To: CIBC World Markets plc



We acknowledge receipt of your letter of 2 January 2002 of which this is a copy and hereby confirm our agreement to the terms and conditions thereof.

Yours faithfully                                  Yours faithfully
For and on behalf of                              For and on behalf of
TELEWEST COMMUNICATIONS NETWORKS LIMITED          TELEWEST COMMUNICATIONS PLC
for and on behalf of itself and
each other TCN Entity


/s/ Charles Burdick                               /s/ Charles Burdick

3 January 2002                                    3 January 2002
Date                                              Date









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                                   SCHEDULE 1

                                 EUROBELL GROUP



Eurobell (Holdings) plc

Eurobell (Sussex) Limited

Eurobell (South West) Limited

Eurobell (West Kent) Limited

Eurobell (IDA) Limited

Eurobell Internet Services Limited

Eurobell CPE Limited

Eurobell Limited

EMS Investments Limited

Eurobell (No.2) Limited

Eurobell (No.3) Limited

Eurobell (No.4) Limited

                                   SCHEDULE 2

                       DOCUMENTS AND EVIDENCE REQUIRED AS
                   CONDITIONS PRECEDENT TO THE EFFECTIVE DATE



1 Copies, certified as true, complete and up-to-date copies by an Authorised Officer of TCN, (i) the Certificate of Incorporation, Memorandum and Articles of Association (or equivalent constitutional documents) of each member of the Eurobell Group and (ii) resolutions of the members of each member of the Eurobell Group whose Articles of Association need to be amended to include an Article restricting the right of the directors to refuse to register transfers of shares.

2 A copy, certified as a true copy by an Authorised Officer of TCN, of resolutions of the Board of Directors of each member of the Eurobell Group evidencing:

           (A)        approval of any Security Document to which it is a party;

           (B) authorising its appropriate officers to execute and deliver the Security Documents to which it is a party; and

           (C) to give all notices and take all other action required by each such member of the Eurobell Group, as the case may be, under each Security Document to which it is a party

3 Specimen signatures, authenticated by the relevant Authorised Officer, of the persons authorised in the resolutions of the Board of Directors referred to in paragraph 2 above.

4 Supplemental Deeds having been duly executed and delivered by all members of the Eurobell Group.

5 An opinion of Norton Rose, solicitors to the Agent in relation to the Security Documents referred to in paragraphs 4 and 5 above.

6 Copies, certified as true copies by an Authorised Officer of TCN, of all agreements which evidence the inter-company loan from TCN to Telewest Communications plc referred to in the definition of Eurobell Transfer.

7 All share certificates representing 100% of the issued share capital of each member of the Eurobell Group together with share transfer forms executed in blank to enable the Security Trustee or its nominees to become registered as the owner of the same.

8 All notices and acknowledgements required to be delivered under the Debenture, duly executed by the relevant member of the Eurobell Group.

9 A copy of this letter countersigned by TCN (on behalf of itself and of each TCN Entity) and Telewest.

10         TCN having paid the agreed amendment fee.